03002426

50 34103

VF 3-3-03

UNITED STATES
[SECU]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 27 2003 WASH, D.C. 155 SECTION

SEC FILE NUMBER
8-16536

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LFK Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10505 Wayzata Blvd.
(No. and Street)

Minnetonka (City) MN (State) 55305 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul J. Maxa 952-541-6094
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Helleloid & Swanson
(Name – *if individual, state last, first, middle name*)

5001 W. 80th Street, Suite 595 (Address) Bloomington (City) MN (State) 55437 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 10 2003

OATH OR AFFIRMATION

I, Paul J. Maxa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LFK Incorporated, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[Signature]
Signature

President
Title

ROBERT A. VOLL[illegible]
Notary Public-Minnesota
Scott County
My Commission Expires Jan 31, 20[illegible]

[Signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LFK INCORPORATED

FINANCIAL STATEMENTS

December 31, 2002

LFK INCORPORATED

TABLE OF CONTENTS

HELLELOID & SWANSON

CERTIFIED PUBLIC ACCOUNTANTS
5001 WEST 80TH STREET SUITE 595
BLOOMINGTON, MINNESOTA 55437
TELEPHONE (952) 835-5705
FAX (952) 835-5706

INDEPENDENT AUDITOR'S REPORT

Board of Directors
LFK Incorporated
Minnetonka, Minnesota

We have audited the accompanying statements of financial condition of LFK Incorporated as of December 31, 2002 and 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LFK Incorporated at December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

HELLELOID & SWANSON

February 13, 2003

LFK INCORPORATED

STATEMENTS OF FINANCIAL CONDITION

December 31, 2002 and 2001

ASSETS

	2002	2001
Cash	$ -	$ 45,430
Cash deposits with clearing organizations	9,386	22,815
Total cash	9,386	68,245
Commissions receivable	-	730
Prepaid expenses	-	4,271
Prepaid corporate income tax	-	173
Furniture and equipment at cost, less accumulated depreciation of $ 0 and $26,654	-	1,727
Securities owned:		
Not readily marketable, at estimated fair value	-	18,900
Total assets	$ 9,386	$ 94,046

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
Liabilities		
Accrued commissions	$ -	$ 565
Accounts payable	-	113
Accrued taxes payable	1,190	144
Total liabilities	1,190	822
Stockholders' equity		
Common stock, no par value		
Authorized 2,500 shares		
Issued and outstanding 200 shares	13,500	13,500
Retained earnings (deficit)	(5,304)	79,724
Total stockholders' equity	8,196	93,224
Total liabilities and stockholders' equity	$ 9,386	$ 94,046

The accompanying notes are an integral part of these financial statements.

LFK INCORPORATED

STATEMENTS OF INCOME AND RETAINED EARNINGS

For The Years Ended
December 31, 2002 and 2001

	2002	2001
Revenues:		
Commissions	$231,727	$656,906
Miscellaneous	336	-
Interest	247	1,261
Total revenues	232,310	658,167
Expenses		
Commissions	179,555	433,905
Salaries	12,333	140,735
Rent	7,110	10,299
Insurance	2,069	3,915
Subscriptions and dues	2,384	4,152
Payroll taxes	4,798	13,221
Professional fees	6,376	2,830
Telephone	569	4,355
Office expense	5,904	15,566
Licenses	35	9,542
Clearing service fees	2,696	6,751
Depreciation	192	945
Travel and entertainment	835	2,937
Other expenses	39	208
Total expenses	224,895	649,361
Net income before income taxes	7,415	8,806
Provision for income taxes	1,730	2,140
Net income	5,685	6,666
Retained earnings, beginning of year	79,724	73,058
Total	85,409	79,724
Less: Net assets transferred in merger	90,713	-
Retained earnings (deficit), end of year	$ (5,304)	$ 79,724

The accompanying notes are an integral part of these financial statements.

LFK INCORPORATED

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For The Years Ended
December 31, 2002 and 2001

	Total	Common Stock	Retained Earnings
Balance, December 31, 2000	$ 86,558	$ 13,500	$ 73,058
Net income 2001	6,666		6,666
Balance, December 31, 2001	93,224	13,500	79,724
Add: Net income 2002	5,685		5,685
Less: Net assets transferred in merger	(90,713)		(90,713)
Balance, December 31, 2002	$ 8,196	$ 13,500	$ (5,304)

The accompanying notes are an integral part of these financial statements.

LFK INCORPORATED

STATEMENTS OF CASH FLOWS

For The Years Ended
December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Fees and commissions received	$249,742	$657,891
Cash paid to suppliers and employees	(234,139)	(651,681)
Interest received	247	1,261
Income taxes paid	(434)	(789)
Net cash provided by operating activities	15,416	6,682
Cash flows from investing activities:		
Loan to affiliate	(14,000)	-
Cash transferred in merger	(60,275)	-
Loan from officer	-	(16,800)
Net cash used by investing activities	(74,275)	(16,800)
Net decrease in cash	(58,859)	(10,118)
Cash at beginning of year	68,245	78,363
Cash at end of year	$ 9,386	$ 68,245
Reconciliation of net income to net cash provided by operating activities:		
Net income	$ 5,685	$ 6,666
Adjustments		
Depreciation	192	945
Decrease in commissions receivable	730	985
Increase (decrease) in accrued taxes payable	1,046	(46)
Decrease (increase) in prepaid expense and prepaid taxes	1,992	(241)
Decrease in commissions payable	(565)	(807)
Decrease in accounts payable	(113)	(820)
Net receipts transferred in merger	6,449	-
Total adjustments	9,731	16
Net cash provided by operating activities	$ 15,416	$ 6,682

The accompanying notes are an integral part of these financial statements.

LFK INCORPORATED

NOTES TO FINANCIAL STATEMENTS

For The Years Ended
December 31, 2002 and 2001

1. Nature of Business

LFK Incorporated is a securities broker/dealer. The Company is registered with the United States Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. (NASD) and The Securities Investor Protection Corporation (SIPC). See note 6.

2. Significant Accounting Policies

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Depreciation – The Company's furniture and equipment is depreciated using primarily a straight line method using an estimated useful life of five years.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Securities Exchange Act Rule 15c3-1), which requires the maintenance of minimum net capital as defined in the Rule. Net capital and the related net capital ratio fluctuate on a daily basis. As of December 31, 2002 and 2001, the Company had net capital of $7,257 and $65,871 and required net capital of $ 0 in 2002 and $25,000 in 2001.

4. Exemption – SEC Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission as all customer transactions are cleared through another broker/dealer on a fully disclosed basis. The Company, therefore, is not required to make the periodic computation of reserve requirements for the benefit of customers.

As part of our examination we ascertained the Company was in compliance with the exemptive provisions of SEC Rule 15c3-3 as of December 31, 2002 and 2001. No facts came to our attention indicating that the firm had not complied with the conditions of the exemption to Rule 15c3-3 since the last audit.

5. SIPC Supplemental Report

The requirement for filing an SIPC Supplement Report is not applicable, since SIPC has suspended assessments based on net operating revenue.

LFK INCORPORATED

NOTES TO FINANCIAL STATEMENTS

For The Years Ended
December 31, 2002 and 2001

6. Merger

The owner of 100% of the outstanding sock of the Company exchanged it for shares of stock in BDMA, Inc., the parent holding company. In accordance with a merger agreement, the assets and liabilities of the Company, with the exception of cash in the amount of $9,386, were merged with Workman Securities Corporation, another securities broker/dealer. The Company is no longer an active securities broker/dealer so doesn't have a net capital requirement.

7. Income Taxes

Income taxes are as follows:

	2002	2001
Federal tax	$1,003	$1,177
Minnesota tax	727	963
	$1,730	$2,140

HELLELOID & SWANSON
CERTIFIED PUBLIC ACCOUNTANTS
5001 WEST 80TH STREET SUITE 595
BLOOMINGTON, MINNESOTA 55437
TELEPHONE (952) 835-5705
FAX (952) 835-5706

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
LFK Incorporated
Minnetonka, Minnesota

In planning and performing our audit of the financial statements of LFK Incorporated for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of difference required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accounts. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Helleloid & Swanson

HELLELOID & SWANSON

February 13, 2003